July 22, 1999


Dear Shareholder:

         Enclosed you will find a Schedule 13e-1 Transaction Statement that Columbia Energy Group filed with the Securities and Exchange Commission on July 16, 1999.

         In a press release on July 15, 1999, your company announced a $400 million increase in its open market share repurchase program to provide shareholders with short-term investment goals with some liquidity, while enhancing value for investors with a longer-term view. Your board considers Columbia's stock a good long-term investment and your company is excited to move forward with its expanded share repurchase program.

         The attached 13e-1 Transaction Statement is required by the Securities and Exchange Commission to be filed with them and also mailed to shareholders before share repurchases can begin in a hostile tender offer situation such as the one your company now faces. The attached statement provides a brief explanation of the share repurchase program and we urge you to read it carefully. You need not take any action in connection with the attached - it is simply intended to provide shareholders with complete information regarding your company's share repurchase plans.

         Thank you once again for your support.


                              Sincerely,

                              /s/ Oliver G. Richard III

                              OLIVER G. RICHARD III
                              Chairman, President and Chief Executive Officer